Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.1 to this Report of Form 6-K submitted to the Securities and Exchange Commission ("SEC") on August 16, 2022. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, and the section entitled “Risk Factors”, each of which appear in our annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 18, 2022 ("Annual Report"). As discussed in the section titled "Special Note Regarding Forward-Looking Statements," the following discussion and analysis contains forward looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below. The unaudited condensed interim consolidated financial statements as of June 30, 2022, and for the three-month and six-month periods ended June 30, 2022 and 2021 were prepared in accordance with International Accounting Standard 34, "interim Financial Reporting," or IAS 34, as issued by the International Accounting Standards Board, and presented in Swiss Francs (CHF), the legal currency of Switzerland. Unless otherwise indicated or the context otherwise requires, all references in this document to “On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to On Holding AG, together with its subsidiaries.
Rounding adjustments were made to some of the figures included in this document. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

Overview
On is a premium performance sports brand rooted in technology, design and sustainability that has built a passionate global community of fans across more than 60 countries. We focus on providing a premium product experience to customers wherever they are and our brand resonates with our loyal customers around the world.
We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and sustainability differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies that are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market. Building off our heritage of supporting the runner, we have applied our expertise to creating performance products for a broader set of global consumers who use them in everyday life, expanding our product range beyond Performance Running to Performance Outdoor and Performance All Day.

Key Financial and Operating Metrics
Key highlights for the three-month period ended June 30, 2022 compared to the three-month period ended June 30, 2021 include:
•    net sales increased 66.6% to CHF 291.7 million;
•    net sales through the direct-to-consumer ("DTC") sales channel increased 60.8% to CHF 105.6 million;
•    net sales through the wholesale sales channel increased 70.1% to CHF 186.0 million;
•    net sales in Europe, North America and Asia-Pacific increased 17.5% to CHF 83.3 million, 102.5% to CHF 181.7 million and 52.2% to CHF 17.9 million, respectively;
•    net sales from shoes, apparel and accessories increased 68.2% to CHF 280.6 million, 31.3% to 9.2 million and 51.9% to 1.8 million;
•gross profit increased 51.2% to CHF 160.8 million;
•    gross margin decreased to 55.1% from 60.7%;
•    net income increased to CHF 49.1 million from CHF 14.2 million;
•    net income margin increased to 16.9% from 8.1%;
•    basic EPS Class A (CHF) increased by CHF 0.11 to CHF 0.16;

•diluted EPS Class A (CHF) increased by CHF 0.10 to CHF 0.15;
•adjusted EBITDA increased 14.7% to CHF 31.4 million from CHF 27.4 million;
•adjusted EBITDA margin decreased from 15.7% to 10.8%;
•adjusted net income increased to CHF 44.8 million from CHF 14.0 million;
•adjusted basic EPS Class A (CHF) increased by CHF 0.09 to CHF 0.14; and
•adjusted diluted EPS Class A (CHF) increased by CHF 0.09 to CHF 0.14.

Key highlights for six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021 include:
•net sales increased 67.2% to CHF 527.3 million;
•net sales through the DTC sales channel increased 63.9% to CHF 189.1 million;
•net sales through the wholesale sales channel increased 69.1% to CHF 338.3 million;
•net sales in Europe, North America and Asia-Pacific increased 23.7% to CHF 158.2 million, 95.3% to CHF 320.1 million and 80.4% to CHF 34.4 million, respectively;
•net sales from shoes, apparel and accessories increased 68.5% to CHF 503.1 million, 38.5% to CHF 20.6 million and 76.8% to CHF 3.7 million
•gross profit increased 51.1% to CHF 282.9 million;
•gross margin decreased to 53.6% from 59.3%;
•net income increased to CHF 63.5 million from CHF 3.8 million;
•net income margin increased to 12.0% from 1.2%
•basic EPS Class A (CHF) increased by CHF 0.19 to CHF 0.20;
•diluted EPS Class A (CHF) increased by CHF 0.19 to CHF 0.20;
•adjusted EBITDA decreased 0.4% to CHF 47.1 million from CHF 47.3 million;;
•adjusted EBITDA margin decreased from 10.8% to 8.9%;
•adjusted net income increased to CHF 61.8 million from CHF 26.4 million;
•adjusted basic EPS Class A (CHF) increased 106.0% to CHF 0.20; and
•adjusted diluted EPS Class A (CHF) increased 107.5% to CHF 0.19.

Key highlights as of June 30, 2022 include:
•cash decreased 14.6% to CHF 557.7 million compared to December 31, 2021; and
•net working capital was CHF 330.8 million as of June 30, 2022, which reflects an increase of 76.4% compared to December 31, 2021.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital enhance investors understanding of our financial and operating performance from period to period because they exclude certain material items related to share-based compensation and other costs which are not reflective of our ongoing operations and performance. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures”.

Recent Developments
Update on COVID-19
Our response to the continued COVID-19 pandemic has focused on protecting our people, safeguarding our supply chain, responding to new patterns of demand and intensifying partnerships with our customers.
Our balanced sales mix across channels and geographies during the first six months of 2022 provided us with net sales resiliency, evidenced by our strong financial performance across the respective periods.
Net sales growth in Asia-Pacific during the second quarter of 2022 was lower than expected predominately due to the temporary COVID-19 lockdowns in China which restricted our ability to secure inventory refills with certain customers and own retail stores, which were closed for two months. The lockdowns also led to delays in the planned openings of some of our new own retail locations in China. Since the lifting of the lockdowns in early June, there has been a strong rebound in both wholesale and e-commerce.

As previously reported, we implemented certain mitigating actions to reduce the impact of supply shortages caused by temporary COVID-19 closures of our production partners in Vietnam during the third quarter of 2021. These actions primarily involved: i) leveraging inventories on hand to fulfil sales; ii) optimizing different product styles within inventories to match sales orders; and iii) increasing our use of airfreight to balance production against strong demand. Our strong inventory position and visibility on demand allowed us to focus on airfreight as a lever to fulfil new launch quantities, allowing us to bring new products to market with minimal or no delay against our original launch schedules. As a result, we continued to experience strong growth across channels and geographies in the second quarter of 2022. However, the increased use of airfreight, coupled with the increase in sea and airfreight rates and labor rates, increased our cost of sales and our selling, general and administrative expenses. During the second quarter of 2022 we gradually reduced the use of airfreight and resumed the use of sea freight for the vast majority of our shipments.
Additionally, the global supply chain challenges in the form of inflationary cost pressures on labor and freight caused by COVID-19 has impacted and continues to impact our financial performance. The global freight market disruptions are expected to continue throughout 2022, with port congestion and limited capacity, and we expect rates will likely remain high during the remainder of 2022.
We continue to monitor the ongoing impacts of COVID-19 and proactively take actions as appropriate. Continued disruptions across international supply chains, including factory closures, port congestion, labor shortages and increased logistics costs, may materially impact our net sales, net income and adjusted EBITDA outlook for 2022.

Update on Russia-Ukraine crisis considerations
The February 2022 invasion of Ukraine by the Russian military has significantly amplified and continues to adversely impact geopolitical tensions among Russia, Ukraine, Europe, the West and China.
We cannot predict how the war in Ukraine will evolve, but any escalation or expansion of the conflict into other countries, particularly in Europe, would exacerbate geopolitical tensions and could lead to political and/or economic responses from the U.S., the E.U. and other countries and international organizations, which may adversely impact economic conditions. In particular, Russia’s military incursion and the resulting sanctions could also adversely affect global energy and financial markets and thus could adversely impact our operations and the price of our Class A ordinary shares. In addition, we may experience other risks, difficulties and challenges in the way we conduct our business and operations generally. For example, there may be an increased risk of cybersecurity attacks due to the current conflict between Russia and Ukraine, including cybersecurity attacks perpetrated by Russia or others at its direction in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. Any increase in such attacks on us or our third-party providers or other systems could adversely affect our network systems or other operations.
It is not possible to predict the broader or longer-term consequences of the Russia-Ukraine crisis; however, we continue to monitor the ongoing impacts of the conflict. Further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets may have a negative impact on our ability to sell to, deliver to, collect payments from, and support clients in certain regions based on trade restrictions, embargoes and export control law restrictions, and logistics restrictions including closures of air space, and could increase the costs, risks and adverse impacts from supply chain and logistics challenges. As of the date of this report, the Russia-Ukraine crisis has not had a material impact on our financial results.

Seasonality
Beginning in January 2022 we introduced new product seasons with spring-summer season going from January to June and fall-winter season going from July to December. As a result of the introduction of the new product seasons, we launched our spring-summer product season in January 2022 instead of November 2021 and our fall-winter product season in July 2022 rather than June 2022.

Cost inflation
We and other companies in our industry are and will continue to be affected by rising inflation rates across geographies caused by a combination of material shortages, transportation bottlenecks and rising shipping costs. We continue to work to mitigate the price increases on products with our strong partner relationships and good visibility of suppliers. On continues to diversify our production partners and supplier network to reduce our reliance on single-partner relationships and provide further mitigation against inflationary price impacts. Labor expenses have also been subject to inflationary pressures due to external factors such as the COVID-19 pandemic and related labor shortages.

Operating Results
The following table summarizes certain key operating measures for the three-month and six-month periods ended June 30, 2022 and 2021.

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Net sales	291,662	175,062	66.6%	527,343	315,454	67.2%
Cost of sales	(130,824)	(68,714)	90.4%	(244,431)	(128,275)	90.6%
Gross profit	160,838	106,348	51.2%	282,912	187,179	51.1%
Gross profit margin	55.1%	60.7%		53.6%	59.3%
Selling, general and administrative expenses	(134,497)	(82,966)	62.1%	(253,200)	(174,699)	44.9%
Operating result	26,341	23,382	12.7%	29,712	12,480	138.1%
Net financial result	31,850	(1,400)	2375.3%	47,851	768	6133.3%
Income before taxes	58,191	21,982	164.7%	77,563	13,248	485.5%
Income taxes	(9,043)	(7,772)	16.4%	(14,071)	(9,490)	48.3%
Net income	49,148	14,210	245.9%	63,492	3,758	1589.4%

Basic EPS Class A (CHF)	0.16	0.05	206.1%	0.20	0.01	1386.9%
Diluted EPS Class A (CHF)	0.15	0.05	207.6%	0.20	0.01	1397.7%

Other data(1)
Adjusted EBITDA	31,422	27,394	14.7%	47,132	47,298	(0.4)%
Adjusted EBITDA margin	10.8%	15.7%		8.9%	15.0%
Adjusted Net income	44,797	13,980	220.4%	61,784	26,400	134.0%
Adjusted basic EPS Class A (CHF)(2)	0.14	0.05	183.6%	0.20	0.09	106.0%
Adjusted diluted EPS Class A (CHF)(2)	0.14	0.05	185.0%	0.19	0.09	107.5%

(1)    Adjusted EBITDA, adjusted EBITDA Margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS are Non-IFRS measures. See section titled “Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
(2)    Original share numbers for the three-month and six-month periods ended June 30, 2021 have been multiplied by 1,250 to give effect to the Share Capital Reorganization that took place in August 2021.

Net Sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Wholesale	186,021	109,374	70.1%	338,276	200,101	69.1%
DTC	105,641	65,688	60.8%	189,067	115,353	63.9%
Net sales	291,662	175,062	66.6%	527,343	315,454	67.2%

Wholesale % of Net sales	63.8%	62.5%		64.1%	63.4%
DTC % of Net sales	36.2%	37.5%		35.9%	36.6%
Net sales %	100.0%	100.0%		100.0%	100.0%

Three-month period ended June 30, 2022 compared to the three-month period ended June 30, 2021
Net sales for the three-month period ended June 30, 2022 increased by CHF 116.6 million, or 66.6%, compared to the three-month period ended June 30, 2021.
Net sales generated by the wholesale sales channel for the three-month period ended June 30, 2022 increased by CHF 76.6 million, or 70.1%, to CHF 186.0 million, compared to CHF 109.4 million for the three-month period ended June 30, 2021. This was primarily driven by an increase in net sales volumes within new and existing wholesale customer stores, and improved product availability due to lower airfreight rates and efficient inventory planning. New product launches such as the new Cloud 5, new running blockbusters including the Cloudmonster and Cloudrunner, as well as the new trail running shoe Cloudvista positively contributed to our wholesale sales channel growth. Net sales generated by the wholesale sales channel as a percentage of net sales increased to 63.8% for the three-month period ended June 30, 2022, from 62.5% for the three-month period ended June 30, 2021.
Net sales generated by the DTC sales channel for the three-month period ended June 30, 2022 increased by CHF 40.0 million, or 60.8%, to CHF 105.6 million, compared to CHF 65.7 million for the three-month period ended June 30, 2021. This growth was primarily driven by increased traffic on our e-commerce platform attributable to increased brand awareness and a sustained shift in consumer behavior during the COVID-19 pandemic. Net sales generated from the DTC sales channel as a percentage of net sales decreased to 36.2% for the three-month period ended June 30, 2022, from 37.5% for the three-month period ended June 30, 2021 primarily due to exceptionally high DTC sales in the second quarter of 2021 during the COVID-19 lockdowns in Europe.

Six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021
Net sales for the six-month period ended June 30, 2022 increased by CHF 211.9 million, or 67.2%, compared to the six-month period ended June 30, 2021.
Net sales generated by the wholesale sales channel for the six-month period ended June 30, 2022 increased by CHF 138.2 million, or 69.1%, to CHF 338.3 million, compared to CHF 200.1 million for the six-month period ended June 30, 2021. This was primarily driven by the continuous growth in the net sales volumes within new and existing customer account channels. Further, the growth in the wholesale channel was also well supported by new product launches in the first half of 2022, such as the new Cloud 5, new running blockbusters including the Cloudmonster and Cloudrunner, as well as the new trail running shoe Cloudvista. Net sales generated by the wholesale sales channel as a percentage of net sales increased to 64.1% for the six-month period ended June 30, 2022, from 63.4% for the six-month period ended June 30, 2021.
Net sales generated by the DTC sales channel for the six-month period ended June 30, 2022 increased by CHF 73.7 million, or 63.9%%, to CHF 189.1 million, compared to CHF 115.4 million for the six-month period ended June 30, 2021. This was primarily driven by increased traffic on our e-commerce platform as a result of increased brand awareness which continues to grow since the beginning of the COVID-19 pandemic. Net sales generated from the DTC sales channel as a percentage of net sales decreased to 35.9% for the six-month period ended June 30, 2022 compared to 36.6% for the six-month period ended June 30, 2021 primarily due to exceptionally high DTC sales in the six-month period ended June 30, 2021 during the COVID-19 lockdowns in Europe.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Europe	83,293	70,862	17.5%	158,234	127,920	23.7%
North America	181,673	89,720	102.5%	320,114	163,943	95.3%
Asia-Pacific	17,916	11,772	52.2%	34,351	19,046	80.4%
Rest of World	8,780	2,708	224.2%	14,644	4,545	222.2%
Net Sales	291,662	175,062	66.6%	527,343	315,454	67.2%

Europe % of Net sales	28.6%	40.5%		30.0%	40.6%
North America % of Net sales	62.3%	51.3%		60.7%	52.0%
Asia-Pacific % of Net sales	6.1%	6.7%		6.5%	6.0%
Rest of World % of Net sales	3.0%	1.5%		2.8%	1.4%
Net sales %	100.0%	100.0%		100.0%	100.0%

Three-month period ended June 30, 2022 compared to the three-month period ended June 30, 2021
Net sales increased across all geographic regions for the three-month period ended June 30, 2022 with North America and Rest of World more than doubling. Net sales in North America for the three-month period ended June 30, 2022 increased by 102.5% and reflects 62.3% of total net sales. The increase in North America was driven by strong demand in the second quarter of 2022 in both sales channels with Running, All Day and Outdoor products sales growing strongly, and by the successful expansion of our collaboration with key accounts and specialty stores in the region. Net sales in Europe for the three-month period ended June 30, 2022 increased by 17.5%. The increase in Europe was driven over-proportionately by wholesale, largely as a result of the elevated DTC share in the prior year period due to the extended lockdowns in 2021 in many European countries. Net sales in Asia-Pacific for the three-month period ended June 30, 2022 increased by 52.2%, driven by strong growth in Japan and Australia which offset most of the negative impact from store and warehouses closures in China due to COVID-19 lockdowns in China as explained in Recent developments – COVID-19. However, we have seen strong recovery since re-opening in both our own retail stores and e-commerce channels. Net sales in the Rest of World for the three-month period ended June 30, 2022 increased by 224.2% with Brazil, Mexico, UAE and Israel leading the growth.

Six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021
Net sales increased across all geographic regions for the six-month period ended June 30, 2022 with North America and Rest of World growing the fastest. Net sales in North America for the six-month period ended June 30, 2022 increased by 95.3% and reflects 60.7% of total net sales. The increase in North America was driven by strong demand in both sales channels with Running, All Day and Outdoor products sales growing strongly, and by the successful expansion of our collaboration with key accounts and specialty stores in the region. Net sales in Europe for the six-month period ended June 30, 2022 increased by 23.7%. The increase in Europe was driven over-proportionately by wholesale, largely as a result of the elevated DTC share in the prior year period due to the extended lockdowns in 2021 in many European countries. Net sales in Asia-Pacific for the six-month period ended June 30, 2022 increased by 80.4%, driven by strong growth in Japan and Australia which offset most of the negative impact from store and warehouses closures in China due to COVID-19 lockdowns in China as explained in Recent developments – COVID-19. However, we have seen strong recovery since re-opening in both retail and e-commerce channels. Net sales in the Rest of World for the six-month period ended June 30, 2022 increased by 222.2% with Mexico, UAE and Israel all more than doubling year over year.

Net sales by product
The following table presents net sales by product group:

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Shoes	280,621	166,840	68.2%	503,123	298,536	68.5%
Apparel	9,204	7,013	31.3%	20,563	14,850	38.5%
Accessories	1,837	1,209	51.9%	3,657	2,068	76.8%
Net Sales	291,662	175,062	66.6%	527,343	315,454	67.2%

Shoes % of Net sales	96.2%	95.3%		95.4%	94.6%
Apparel % of Net sales	3.2%	4.0%		3.9%	4.7%
Accessories % of Net sales	0.6%	0.7%		0.7%	0.7%
Net sales %	100.0%	100.0%		100.0%	100.0%

Three-month period ended June 30, 2022 compared to the three-month period ended June 30, 2021
Net sales increased across all product groups with shoes and accessories experiencing the largest growth. The increase in net sales for shoes for the three-month period ended June 30, 2022 compared to the three-month period ended June 30, 2021 was well balanced across new launches, updates to existing models and carry over product. The increase was driven by the new releases such as the Cloudmonster, Cloudrunner and Cloudvista and by the existing running and outdoor blockbusters such as the Cloudswift, Cloudventure and the Cloudstratus as well as our performance all day franchise Cloudnova. The increase in net sales for apparel for the three-month period ended June 30, 2022 was driven by our own retail stores and shop-in-shop environments, where we observed a heightened apparel share of total sales. Accessories grew 51.9% compared to the first three months ended June 30, 2021, was driven by new products such as the Everyday sock as well as a better product availability.

Six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021
Net sales increased across all product groups with shoes and accessories experiencing the largest growth. The increase in net sales for shoes for the six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021 was well balanced across new launches, updates to existing models and carry over product. The increase was driven by the new releases such as the new Cloudmonster, Cloudrunner and Cloudvista and by the existing running blockbusters such as the Cloudswift and the Cloudstratus as well as our performance all day franchise Cloudnova. The increase in net sales for apparel for the six-month period ended June 30, 2022 was driven by our own retail stores and shop-in-shop environments, where we observed a heightened apparel share of total sales. Accessories grew 76.8% compared to the first six months ended June 30, 2021, was driven by new products such as the Everyday sock as well as a better product availability.

Gross Profit

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Gross profit	160,838	106,348	51.2%	282,912	187,179	51.1%
Gross profit margin	55.1%	60.7%		53.6%	59.3%

Three-month period ended June 30, 2022 compared to the three-month period ended June 30, 2021
Cost of sales during the three-month period ended June 30, 2022 increased by CHF 62.1 million, or 90.4%, to CHF 130.8 million, compared to CHF 68.7 million during the three-month period ended June 30, 2021. Gross profit was CHF 160.8 million for the three-month period ended June 30, 2022, representing a gross margin of 55.1%, compared with CHF 106.3 million for the three-month period ended June 30, 2021, representing a gross margin of 60.7%. The decrease in gross margin was driven by the strategic decision to use airfreight to ensure key product availabilities and to meet the continued strong demand despite the factory closures in Vietnam last year.

Six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021
Cost of sales during the six-month period ended June 30, 2022 increased by CHF 116.2 million, or 90.6%, to CHF 244.4 million, compared to CHF 128.3 million during the six-month period ended June 30, 2021. Gross profit was CHF 282.9 million for the six-month period ended June 30, 2022, representing a gross margin of 53.6%, compared with CHF 187.2 million for the six-month period ended June 30, 2021, representing a gross margin of 59.3%. The decrease in gross margin was driven by the strategic decision to use airfreight to ensure key product availabilities and to meet the continued strong demand despite the factory closures in Vietnam last year.

Selling, General and Administrative Expenses

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Net sales	291,662	175,062	66.6%	527,343	315,454	67.2%
Distribution expenses	(36,082)	(22,160)	62.8%	(66,981)	(40,401)	65.8%
Selling expenses	(20,088)	(12,065)	66.5%	(36,024)	(22,218)	62.1%
Marketing expenses	(34,592)	(25,550)	35.4%	(62,886)	(41,975)	49.8%
Share-based compensation income/(expense)	5,566	5,590	(0.4)%	2,535	(19,891)	112.7%
General and administrative expenses	(49,301)	(28,781)	71.3%	(89,844)	(50,214)	78.9%
SG&A expenses	(134,497)	(82,966)	62.1%	(253,200)	(174,699)	44.9%
Less share-based compensation income/(expense)	5,566	5,590	(0.4)%	2,535	(19,891)	112.7%
SG&A (excluding share-based compensation)	(140,063)	(88,556)	58.2%	(255,735)	(154,808)	65.2%

Distribution expenses % of Net sales	12.4%	12.7%		12.7%	12.8%
Selling expenses % of Net sales	6.9%	6.9%		6.8%	7.0%
Marketing expenses % of Net sales	11.9%	14.6%		12.0%	13.3%
Share-based compensation % of Net sales	(1.9)%	(3.2)%		(0.5)%	6.4%
General and administrative expenses % of Net sales	16.8%	16.4%		17.0%	15.9%
SG&A expenses % of Net sales	46.1%	47.4%		48.0%	55.4%

Three-month period ended June 30, 2022 compared to the three-month period ended June 30, 2021
SG&A expenses for the three-month period ended June 30, 2022 increased by CHF 51.5 million, or 62.1%, to CHF 134.5 million, compared to CHF 83.0 million for the three-month period ended June 30, 2021. Excluding share-based compensation,

SG&A expenses as a percentage of net sales decreased to 48.0% in the three-month period ended June 30, 2022 compared to 50.6% for the three-month period ended June 30, 2021.

SG&A expenses were impacted by the following factors:
•Distribution expenses as a percentage of net sales slightly decreased to 12.4% during the three-month period ended June 30, 2022 compared to 12.7% during the three-month period ended June 30, 2021.
•Selling expenses as a percentage of net sales of 6.9% during the three-month period ended June 30, 2022 remained consistent with 6.9% during the three-month period ended June 30, 2021.
•Marketing expenses as a percentage of net sales decreased to 11.9% during the three-month period ended June 30, 2022 compared to 14.6% during the three-month period ended June 30, 2021. This was primarily driven by one-off investments in 2021 on global brand campaigns while continuing investments in brand building and sports marketing.
•Share-based compensation income remained consistent at CHF 5.6 million during the three-month period ended June 30, 2022 in line with CHF 5.6 million during the three-month period ended June 30, 2021. The income from share based compensation in the second quarter of 2022 and 2021 was derived from release of social security tax accruals to match revised estimates in connection with future option exercises.
•General and administrative expenses as a percentage of net sales increased to 16.8% during the three-month period ended June 30, 2022 compared to 16.4% during the three-month period ended June 30, 2021. This increase was primarily due to personnel related costs following an increase in administrative headcount to support the Company's growth, as well as the resumption of Company's business travels post COVID-19 to foster relationships with customers and partners and additional general and administrative expenses as a public company.

Six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021
SG&A expenses for the six-month period ended June 30, 2022 increased by CHF 78.5 million, or 44.9%, to CHF 253.2 million, compared to CHF 174.7 million for the six-month period ended June 30, 2021. Excluding share-based compensation, SG&A expenses as a percentage of net sales decreased to 48.5% in the six-month period ended June 30, 2022 compared to 49.1% for the six-month period ended June 30, 2021.

SG&A expenses were impacted by the following factors:
•Distribution expenses as a percentage of net sales slightly decreased to 12.7% during the six-month period ended June 30, 2022 compared to 12.8% during the six-month period ended June 30, 2021.
•Selling expenses as a percentage of net sales decreased to 6.8% during the six-month period ended June 30, 2022 compared to 7.0% during the six-month period ended June 30, 2021. This was driven by lower sales personnel costs as a percentage of net sales due to economies of scale in our wholesale business.
•Marketing expenses as a percentage of net sales decreased to 12.0% during the six-month period ended June 30, 2022 compared to 13.3% during the six-month period ended June 30, 2021. This was primarily driven by one-off investments in 2021 on global brand campaigns while continuing investments in brand building and sports marketing.
•Share-based compensation income/(expenses) decreased by CHF 22.4 million to CHF 2.5 million during the six-month period ended June 30, 2022 from CHF (19.9) million during the six-month period ended June 30, 2021. The decrease was primarily due to the vesting of nearly all outstanding grants, triggered by the IPO. Additional grants are expected in subsequent quarters of 2022.
•General and administrative expenses as a percentage of net sales increased to 17.0% during the six-month period ended June 30, 2022 compared to 15.9% during the six-month period ended June 30, 2021. This increase was primarily due to personnel related costs following an increase in administrative headcount to support the Company's growth, as well as the resumption of Company's business travels post COVID-19 to foster relationships with customers and partners and additional general and administrative expenses as a public company.

Depreciation and Amortization

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Depreciation and amortization	10,647	6,351	67.6%	19,955	11,676	70.9%

Three-month and six-month periods ended June 30, 2022 compared to the three-month and six-month periods ended June 30, 2021
Depreciation and amortization expenses during the three-month period ended June 30, 2022 increased by CHF 4.3 million, or 67.6%, to CHF 10.6 million, compared to CHF 6.4 million during the three-month period ended June 30, 2021. Depreciation and amortization expenses during the six-month period ended June 30, 2022 increased by CHF 8.3 million, or 70.9%, to CHF 20.0 million, compared to CHF 11.7 million during the six-month period ended June 30, 2021. The increase in the three and six months period ended June 30, 2022 was primarily attributable to depreciation and amortization of our new global headquarter office located in Zurich, Switzerland during the second quarter of 2022, continuous investments into IT (specifically our new global ERP system), own retail stores (following the expansion in Japan and China), our offices, as well as a newly contracted leased storage in the U.S.
Under IFRS 16 Leases, right of use assets are depreciated over their estimated useful life. Total depreciation expense for right of use assets capitalized under IFRS 16 was CHF 5.6 million and CHF 3.4 million for the three-month period ended June 30, 2022 and 2021, respectively. Total depreciation expense for right of use assets capitalized under IFRS 16 was CHF 10.9 million and CHF 6.0 million for the six-month periods ended June 30, 2022 and 2021, respectively.

Net Financial Result

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Financial income	1,114	5	20407.8%	1,424	12	11473.9%
Financial expenses	(1,536)	(1,025)	49.8%	(3,035)	(1,543)	96.6%
Foreign exchange results	32,272	(380)	8584.0%	49,462	2,299	2051.6%
Net financial result	31,850	(1,400)	2375.3%	47,851	768	6133.3%

Three-month and six-month periods ended June 30, 2022 compared to the three-month and six-month periods ended June 30, 2021
Financial income for the three-month period ended June 30, 2022 increased by CHF 1.1 million, to CHF 1.1 million when compared to the three-month period ended June 30, 2021. Financial income for the six-month period ended June 30, 2022 increased by CHF 1.4 million, to CHF 1.4 million, when compared to the six-month period ended June 30, 2021. The increase in the three and six month periods ended June 30, 2022 is all attributable to money market investments which commenced on December 2021.
Financial expenses for the three-month period ended June 30, 2022 increased by CHF 0.5 million, or 49.8%, to CHF 1.5 million, compared to CHF 1.0 million for the three-month period ended June 30, 2021. Financial expenses for the six-month period ended June 30, 2022 increased by CHF 1.5 million, or 96.6%, to CHF 3.0 million, compared to CHF 1.5 million for the six-month period ended June 30, 2021. The increase in the three and six month periods ended June 30, 2022 was primarily driven by increased interest expense associated with newly contracted leases.
Foreign exchange results for the three-month period ended June 30, 2022 increased by CHF 32.7 million to CHF 32.3 million, compared to CHF (0.4) million for the three-month period ended June 30, 2021. Foreign exchange results for the six-month period ended June 30, 2022 increased by CHF 47.2 million to CHF 49.5 million, compared to CHF 2.3 million for the six-month period ended June 30, 2021. The increase in the three and six month periods ended June 30, 2022 was primarily due to the positive effect generated from the fluctuation in the exchange rates, in particular the CHF/USD exchange rate exposure related to our cash and cash equivalents.

Income Taxes

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Current income taxes	13,179	2,446	438.79%	18,252	5,498	231.99%
Deferred income taxes	(4,136)	5,326	(177.65)%	(4,181)	3,992	(204.72)%
Income taxes	9,043	7,772	16.35%	14,071	9,490	48.28%

Income taxes during the three-month period ended June 30, 2022 increased by CHF 1.3 million to CHF 9.0 million, compared to CHF 7.8 million during the three-month period ended June 30, 2021. Our effective income tax rate was 15.5% for the three-month period ended June 30, 2022 compared to 35.4% for the three-month period ended June 30, 2021. Income taxes during the six-month period ended June 30, 2022 increased by CHF 4.6 million to CHF 14.1 million, compared to CHF 9.5 million during the six-month period ended June 30, 2021. Our effective income tax rate was 18.1% for the six-month period ended June 30, 2022 compared to 71.6% for the six-month period ended June 30, 2021. Current income taxes increased in parallel with the improved earnings before taxes, but at a lower effective tax rate. Deferred taxes decreased mainly due to reversal effects. The decrease in the effective tax rate was largely attributable to a disproportional increase of pre-tax earnings in jurisdictions with lower tax rates and tax incentives in Switzerland, the application of which depends on achieving a certain level of profitability.

Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, lease obligations and for general corporate purposes. We finance our liquidity needs using a combination of cash and cash equivalents balances, cash provided from operating activities and, to a lesser extent, available borrowings under our bank overdraft facilities. Historically, our operations were also financed by ordinary share capital increases and the completion of an IPO in September 2021.

Cash Flows

	Six-month period ended June 30,
(CHF in thousands)	2022	2021	% Change

Cash inflow / (outflow) from operating activities	(126,281)	29,757	(524.4)%
Cash (outflow) from investing activities	(27,284)	(9,790)	178.7%
Cash inflow / (outflow) from financing activities	12,560	(4,948)	353.8%
Net cash and cash equivalents at the beginning of the period	653,081	90,595	620.9%
Change in net cash and cash equivalents	(141,005)	15,019	(1038.9)%
Net impact of foreign exchange rate differences	45,595	936	4771.4%
Net cash and cash equivalents at the end of the period	557,671	106,550	423.4%

Operating activities
Cash outflow from operating activities was CHF 126.3 million in the six-month period ended June 30, 2022, compared to CHF 29.8 million cash inflow from operating activities in the six-month period ended June 30, 2021. Cash outflow of CHF 126.3 million for the six-month period ended June 30, 2022 is due to an increase in net working capital and other current assets /liabilities of CHF 129.8 million and CHF 24.0 million, respectively and income tax payments of CHF 6.1 million, offset by an increase of CHF 33.6 million generated by net income adjusted for non-cash items. Net working capital increase in the six-month period ended June 30, 2022 was primarily driven by CHF 53.4 million increase in accounts receivable as a result of the net sales growth within the wholesale channel and CHF 74.6 million increase in inventories required for the new product fall-winter season launch in the third quarter of 2022. Cash inflow from operating activities of CHF 29.8 million in the six-month period ended June 30, 2021 was primarily driven by an increase of CHF 47.6 million generated by net income in the period adjusted for non-cash items and CHF 24.1 related to other current assets / liabilities, offset by an increase to net working capital of CHF 41.1 million and income tax payments of CHF 0.8 million. Net working capital increase for the six-month period ended June 30, 2021 was primarily driven by CHF 31.0 million increase in accounts receivable, CHF 43.8 million increase in inventories, and CHF 33.7 million decrease in trade payables.

Investing activities
Cash outflow from investing activities was CHF 27.3 million in the six-month period ended June 30, 2022 compared to CHF 9.8 million in the six-month period ended June 30, 2021. Cash outflow of CHF 27.3 million for the six-month period ended June 30, 2022 is primarily related to CHF 12.8 million in leasehold improvements, purchases of furniture and fixtures in connection with our corporate offices, investments in IT, and purchases of trade and production tools. Cash outflow from investing activities of CHF 9.8 million for the six-month period ended June 30, 2021 was primarily driven by investments in IT and system infrastructure, fit-outs for new owned retail stores, and molds for shoe production.

Financing activities
Cash inflow from financing activities was CHF 12.6 million in the six-month period ended June 30, 2022 compared to cash outflow from financing activities of CHF 4.9 million in the six-month period ended June 30, 2021. Cash inflow from financing activities of CHF 12.6 million for the six-month period ended June 30, 2022 is primarily due to CHF 20.5 million in proceeds received for the sale of treasury shares to selected employees in connection with share-based compensation awards and CHF 1.4 million in interest received, offset by CHF 6.8 million and CHF 2.5 million, related to lease liabilities payments and interest paid, respectively. Cash outflow from financing activities of CHF 4.9 million for the six-month period ended June 30, 2021 was primarily driven by CHF 3.6 million for payments made related to lease liabilities recorded under IFRS 16 and CHF 1.1 million for interest paid in the period.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of June 30,	As of December 31,
(CHF in thousands)	2022	2021	% Change

Accounts receivables	158,528	99,264	59.7%
Inventories	216,713	134,178	61.5%
Trade payables	(44,443)	(45,939)	(3.3)%
Net working capital	330,798	187,503	76.4%

Capital Management

	As of June 30,	As of December 31,
(CHF in thousands)	2022	2021	% Change

As of June 30, 2022: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 279,990,538 were outstanding As of December 31, 2021: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 276,863,619 were outstanding	30,000	30,000	—%
As of June 30, 2022: CHF 0.01 nominal value, 345,437,500 Class B voting rights shares issued and outstanding	3,454	3,454	—%
Share capital	33,454	33,454	—%
Treasury shares	(26,142)	(25,035)	4.4%
Share premium	756,883	756,883	—%
Statutory reserves	29,024	10,976	164.4%
Equity transaction costs	(7,456)	(7,456)	—%
Share-based compensation	285,390	283,584	0.6%
Capital reserves	1,063,841	1,043,987	1.9%
Other reserves	1,847	(3,422)	154.0%
Accumulated losses	(137,113)	(200,605)	(31.7)%
Equity	935,887	848,379	10.3%

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2022	276,863,619	345,437,500
Sale of treasury shares related to share-based compensation	3,932,321	—
Purchase of treasury shares	(45,162)	—
Shares issued and outstanding as of June 30, 2022(1)	280,750,778	345,437,500

Awards granted under various incentive plans not yet exercised or distributed at June 30, 2022(2)	1,678,481	—
Awards granted under various incentive plans with dilutive effects at June 30, 2022	2,084,045	6,782,573
(1)    As of June 30, 2022 there were 19,247,347 treasury shares held by On (December 31, 2022: 23,134,506).
(2)    These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate Basic EPS at June 30, 2022.

Share-based compensation
For the three-month period ended June 30, 2022 capital reserves were impacted by CHF 20.8 million related to the following share-based compensation plans and programs with an ongoing vesting period for select employees, including our senior management team:
• Long Term Participation Plan 2018
• Compensation of non-executive members of our board of directors
• Long Term Incentive Plan 2021
Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness
As of June 30, 2022, we had three bank overdraft facilities with different lenders with credit limits of up to CHF 100.0 million, CHF 25.0 million and USD 35.0 million, respectively, which expire in 2024 and 2025. All facilities are fully committed. The maximum amounts that can be drawn under the respective facilities are determined quarterly based on our net working capital. Any amounts drawn in excess of the committed amounts are repayable on demand.

As of both June 30, 2022 and December 31, 2021, no amounts had been drawn under the overdraft facilities.
Contractual Obligations and Commitments
The following summarizes the significant contractual obligations and commitments as of June 30, 2022:

	As of June 30, 2022
(CHF in thousands)	Total	Less than 1 year	1 to 5 Years	More than 5 years

Purchase obligations(1)	1,780	1,780	—	—
Lease liabilities(2)	215,321	20,488	87,107	107,726
Other financial liabilities	9,493	9,493	—	—
Lease commitments(3)	21,796	1,459	9,734	10,603
Total contractual obligations	248,390	33,220	96,841	118,329

(1)    Purchase obligations refer to an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms. The figures presented comprise of trade payables as of June 30, 2022.
(2)    Lease liabilities are related to storage space, various offices, retail stores, showrooms and cars. The lease commitments as of June 30, 2022 relate to the new On headquarters in Zurich, Switzerland and warehouses located in Switzerland, Luxembourg and U.S. that have now commenced and are therefore presented as such on the balance sheet.
(3)    We have committed ourselves to several new lease contracts, which have not yet commenced as of June 30, 2022, and are therefore not required to be recognized on our balance sheet. The majority of the future lease commitments relate to new retail stores and offices contracts.

Off-Balance Sheet Arrangements
As of June 30, 2022 and December 31, 2021, we provided guarantees in the amount of CHF 2.9 million in favor of third parties. Other than those items disclosed here and elsewhere in this document, we do not have any material off-balance sheet arrangements or commitments as of June 30, 2022.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are financial measures that are not defined under IFRS.
We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. Additionally, we believe these non-IFRS measures enhance an investor’s understanding of our financial and operating performance from period to period, because certain measures, such as adjusted EBITDA, exclude certain material items relating to share-based compensation and foreign exchange impact which are not reflective of our ongoing operations and performance. In particular, we believe adjusted EBITDA, adjusted EBITDA margin and adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS or net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its closest IFRS measure.

Adjusted EBITDA and Adjusted EBITDA Margin
The table below provides a reconciliation between net income / (loss) and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Net income	49,148	14,210	245.9%	63,492	3,758	1589.4%
Exclude the impact of:
Income taxes	9,043	7,772	16.4%	14,071	9,490	48.3%
Financial income	(1,114)	(5)	20407.8%	(1,424)	(12)	11473.9%
Financial expenses	1,536	1,025	49.8%	3,035	1,543	96.6%
Foreign exchange result(1)	(32,272)	380	(8584.0)%	(49,462)	(2,299)	2051.6%
Depreciation and amortization	10,647	6,351	67.6%	19,955	11,676	70.9%
Share-based compensation(2)	(5,566)	(5,590)	(0.4)%	(2,535)	19,891	(112.7)%
Equity transaction costs	—	3,251	(100.0)%	—	3,251	(100.0)%
Adjusted EBITDA	31,422	27,394	14.7%	47,132	47,298	(0.4)%
Adjusted EBITDA Margin	10.8%	15.7%	(31.2)%	8.9%	15.0%	(40.4)%
(1)    Represents the foreign exchange impact within the net financial result. We do not consider this income reflective of the operating performance of the business. For further discussion of the impact of foreign currency fluctuations and the hedges we enter into to hedge our foreign currency exposure, please see section above titled “Net Financial Result.”
(2)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.

Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS
We use Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) from the calculation in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted earnings per share (EPS) is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The table below provides a reconciliation between Net income / (loss) to Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS for the periods presented:

	Three-month period ended June 30,
(CHF in thousands, except per share data)	2022	2022	2021	2021
	Class A	Class B	Class A	Class B

Net income	43,788	5,360	12,843	1,367
Exclude the impact of:
Share-based compensation(1)	(4,959)	(607)	(5,053)	(538)
Equity transaction costs	—	—	2,939	312
Tax effect of adjustments(2)	1,082	133	1,907	203
Adjusted Net income	39,911	4,886	12,636	1,344

Number of shares at beginning of period(4)	281,980,806	345,437,500	280,283,750	—
Number of shares at end of period(4)	282,429,259	345,437,500	245,740,000	345,437,500
Weighted number of outstanding shares(4)	282,182,571	345,437,500	253,332,033	269,517,170
Weighted number of shares with dilutive effects(4)	2,241,734	6,782,573	3,296,613	—
Weighted number of outstanding shares (diluted and undiluted)(3)(4)	284,424,305	352,220,073	256,628,646	269,517,170

Adjusted Basic EPS (CHF)	0.14	0.014	0.05	0.005
Adjusted Diluted EPS (CHF)	0.14	0.014	0.05	0.005
(1)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS for such periods.
(4)    Original share numbers have been multiplied by 1,250 to give effect to the Share Capital Reorganization that took place in 2021.

	Six-month period ended June 30,
(CHF in thousands, except per share data)	2022	2022	2021	2021
	Class A	Class B	Class A	Class B

Net income	56,553	6,939	3,575	183
Exclude the impact of:
Share-based compensation(1)	(2,258)	(277)	18,922	969
Equity transaction costs	—	—	3,093	158
Tax effect of adjustments(2)	736	91	(476)	(24)
Adjusted Net income	55,031	6,753	25,114	1,286

Number of shares at beginning of period(4)	279,467,285	345,437,500	271,438.75	—
Number of shares at end of period(4)	282,429,259	345,437,500	245,740.00	345,437.50
Weighted number of outstanding shares(4)	281,519,631	345,437,500	264,632.14	135,503.11
Weighted number of shares with dilutive effects(4)	2,868,565	7,135,495	4,629.53	—
Weighted number of outstanding shares (diluted and undiluted)(3)(4)	284,388,196	352,572,995	269,261.67	135,503.11

Adjusted Basic EPS (CHF)	0.20	0.020	0.09	0.009
Adjusted Diluted EPS (CHF)	0.19	0.019	0.09	0.009
(1)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted Net Income for such periods.
(4)    Original share numbers have been multiplied by 1,250 to give effect to the Share Capital Reorganization that took place in 2021.

New Accounting Pronouncements
There have been no material changes related to recently issued or adopted accounting standards from those disclosed in our consolidated financial statements for the year ended December 31, 2021, included in our Annual Report and filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Critical Accounting Policies
There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our consolidated financial statements for the year ended December 31, 2021, included in our Annual Report and filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Risk Factors
There have been no material changes to the risk factors as set out in our Annual Report filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Special Note Regarding Forward-Looking Statements
This management discussion & analysis contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, On’s quotations from management in this announcement, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its Annual Report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about On’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to maintain the value and reputation of our brand; the current COVID-19 coronavirus pandemic and related government, private sector, and individual consumer responsive actions; global supply chain challenges in the form of inflationary cost pressures on labor and freight caused by COVID-19; the ongoing conflict between Russia and Ukraine; our highly competitive market and increasing competition; our ability to compete and conduct our business in the future; our ability to anticipate consumer preferences and to continue to innovate and to successfully develop and introduce new, innovative and updated products; the acceptability of our products to customers and our ability to connect with our consumer base; our ability to accurately forecast consumer demand for our products and manage product manufacturing decisions; changes in consumer tastes and shopping preferences and shifts in distribution channels; our international operations; our ability to expand internationally in light of our limited operating experience and limited brand recognition in new international markets; our ability to implement our growth strategy and manage our growth and the increased complexity of our business effectively; our ability to strengthen our direct-to-consumer channel; our ability to successfully open new store locations in a timely manner; seasonality; our third-party suppliers, manufactures and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; our reliance on and limited control over third-party suppliers to provide materials for and to produce our products; the operations of many of our suppliers are subject to international and other risks; suppliers or manufacturers not complying with our Vendor Code of Ethics or applicable laws; our ability to deliver our products to the market and to meet consumer expectations if we have problems with our distribution system; our ability to distribute products through our wholesale channel; the availability of qualified personnel and the ability to retain such people; increasing labor costs and other factors associated with the production of our products in South Asia and South East Asia; changes in commodity, material, distribution and other operating costs; rising inflation rates due to material shortages, transportation bottlenecks and rising shipping costs; our ability to safeguard against security breaches with respect to our information technology systems; our compliance with privacy and data protection laws; our reliance on complex IT systems and any material disruption of our information systems, including security breaches; our ability to have technology-based systems function effectively and grow our e-commerce business globally; climate change, and related legislative and regulatory responses; increased scrutiny regarding our environmental, social, and governance; or sustainability responsibilities; an economic recession, depression, or downturn or economic uncertainty in our key markets; global economic, demographic, political and business conditions; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; our ability to source and sell our merchandise profitably or at all if new trade restrictions are imposed or existing trade restrictions become more burdensome; changes in governmental regulations or tax laws, including unanticipated tax liabilities; our ability to comply with trade and other regulations; fluctuations in foreign currency exchange rates; imitation by our competitors; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; conflicting trademarks and the prevention of sale of certain products; our exposure to various types of litigation; our generation of net losses in the past and potentially in the future; other factors that may affect our financial condition, liquidity and results of operations; our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.